Jeffrey A. Bartholomew
jbartholomew@rwolaw.com

November 29, 2007

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Mail Stop 3561

Re:	N8 Concepts, Inc.
Registration Statement on Form SB-2; Pre-Effective Amendment No. 2
Original Filed August 23, 2007
File No. 333-145659
SEC Comment Letter Dated November 5, 2007 to Pre-Effective Amendment No. 1

Dear Mr. Owings:

On behalf of N8 Concepts, Inc. (the "Company"), please find below the Company's responses to the comment letter from the SEC staff (the "Staff"), dated November 5, 2007, to Amendment No. 1 to the registration statement referred to above.  The Staff's comments are reproduced below in bold-faced type and are followed by the Company's responses thereto.

General.

1.           We note your response to comment 1 of our letter dated September 19, 2007.  Please revise your registration statement to include the information you provide in response to this comment, including your indication that the company “does not come within the coverage of Rule 419” and your rationale for this statement.  Please also disclose that management of this company previously sat on the Board of Directors of a company that did not end up pursuing its stated business plan and explain exactly how this company was formed and why.

The requested disclosure has been provided in accordance with this comment.

Signatures

2.           We note your revisions in response to comment 5 in our letter of September 19, 2007. However, please further revise to indicate which persons signed in the capacities of principal executive officer, principal financial officer, controller or principal accounting officer and member of the Board.  See the Signatures section including the instructions of Form SB-2.

In accordance with this comment, the signature page has been revised to comply with the requirements of Form SB-2.

H. Christopher Owings
November 29, 2007

We hope that the information contained in this letter responds satisfactorily to the comments raised by the Staff in its comment letter of November 5, 2007. Please feel free to contact the undersigned at telephone number 303.297.2600 or facsimile number 303.297.2750.

Very truly yours,

ROBINSON WATERS & O'DORISIO, P.C.

/s/  Jeffrey A. Bartholomew